Filed Pursuant to Rule 433

Relating to

Prospectus Supplement dated October 15, 2015 to

Prospectus dated December 19, 2014

Registration No. 333-200359

Bluerock Residential Growth REIT, Inc.

2,500,000 Shares

8.250% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

Final Term Sheet

Issuer:	Bluerock Residential Growth REIT, Inc. (the “Issuer”)

Type of Security:	8.250% Series A Cumulative Redeemable Preferred Stock (the “Shares”)

Base Shares:	2,500,000

Liquidation Preference:	$25.00 per Share

Base Amount:	$62,500,000.00

Overallotment Shares:	375,000

Overallotment Amount:	$9,375,000.00

Trade Date:	October 15, 2015

Settlement Date (T+4):	October 21, 2015

Dividend Rate:	8.250%

Price to Investors:	$25.00 per Share

Underwriters’ Discount:	$1,968,750.00 ($2,264,062.50 inclusive of overallotment option)

Net Proceeds to Issuer (after estimated expenses payable by Issuer):	$60,131,250.00 ($69,210,937.50 inclusive of overallotment option)

Dividend Payment Dates:	January 5, April 5, July 5 and October 5 of each year, commencing on January 5, 2016.

Record Dates:	December 25, March 25, June 25 and September 25 of each year

Redemption Provisions:	Generally, the Issuer may not redeem any Shares prior to October 21, 2020, except in limited circumstances. On and after October 21, 2020, the Issuer may, at its option, redeem Shares, in whole or in part, at any time, solely for cash at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, to and including the redemption date.

Commencing October 21, 2022, the holders of Shares may, at their option, elect to cause the Issuer to redeem their Shares at a redemption price of $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any, payable in cash or in shares of the Issuer’s Class A Common Stock, or any combination thereof, at the Issuer’s option.

If the Issuer fails to maintain asset coverage of at least 200%, calculated as set forth in the Prospectus Supplement, and such failure is not timely cured, then the Issuer will be required to redeem, within 90 days, at least the minimum number of shares of Redeemable and Term Preferred Stock (as that term is defined in the Prospectus Supplement), which may include Shares, that will result in the Issuer having an asset coverage ratio of at least 200%.

Change of Control:	Upon the occurrence of a Change of Control/Delisting (as that term is defined in the Prospectus Supplement), the Issuer will have the option to redeem the Shares, in whole or in part, within 120 days, solely in cash for $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any. Further, if the Issuer does not redeem upon the occurrence of a Change of Control/Delisting, the holders of Shares will have the option to cause the Issuer to redeem their Shares, solely in cash, for $25.00 per Share, plus an amount equal to all accrued but unpaid dividends, if any.

Voting Rights:	Holders of Shares will generally have no voting rights. However, if dividends on the Shares have not been paid for each of six or more consecutive quarterly periods, the holders of Shares along with holders of Issuer’s securities ranking on parity with the Shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up will have the right to elect two (2) additional members to the Issuer’s Board of Directors. Further, the holders of Shares will retain voting rights with respect to amendments or alterations to the Issuer’s charter that would materially and adversely affect the terms of the Shares, and other matters which may negatively affect the rights of holders of Shares, as set forth in the Prospectus Supplement.

Listing:	The Issuer has applied to list the Shares on the NYSE MKT. If the application is approved, the Issuer expects trading in the Shares on the NYSE MKT to begin within 30 days after the settlement date.

CUSIP / ISIN:	09627J 508 / US09627J5083

Book-Running Managers:	Wunderlich Securities, Inc., Compass Point Research & Trading, LLC, Janney Montgomery Scott, LLC and D.A. Davidson & Co.

The offering is being made pursuant to the Issuer’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) which became effective on December 19, 2014. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the prospectus supplement and accompanying prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting: Wunderlich Securities, Inc., Attention: Equity Syndicate, 6000 Poplar Avenue, Suite 150, Memphis, Tennessee 38119, or by email at syndicate@wundernet.com, or Compass Point Research & Trading, LLC, Equity Syndicate, 1055 Thomas Jefferson Street NW, Suite 303, Washington, D.C. 20007, or by email at syndicate@compasspointllc.com.